SILYNXCOM ltd.

19 Yad Ha’Harutzim St.

Netanya, 4250519, Israel

December 5, 2023

Via EDGAR

Thomas Jones

Geoff Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Silynxcom Ltd. (the “Company,” “we,” “our” and similar terminology) Registration Statement on Form F-1 Filed October 27, 2023 File No. 333-275195

Dear Sirs:

The purpose of this letter is to respond to the comment letter dated November 8, 2023, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Registration Statement on Form F-1 (the “Registration Statement”). For your convenience, your original comment appears in bold text, followed by our response. We are concurrently publicly filing Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment”).

The page references in our response are to the Amendment.

Registration Statement on Form F-1 filed October 27, 2023

Our Sales Process and Customers, page 50

1.	If you elect to highlight names of your customers, such as the Navy Seals, and the ones you identify are not included in the table in this section, revise to make that clear as requested in prior comment 1.

Response: In response to the Staff’s comment, we have amended the disclosure in the Amendment and wish to clarify that none of the major customers included in the table on page 51 are identified in the list of end users of our products on pages 50 and 51.

*    *    *

Thomas Jones
Geoff Kruczek
Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
December 5, 2023

If you have any questions or require additional information, please call our attorneys Eric Victorson at (212) 660-3092 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

SILYNXCOM LTD.

By:	/s/ Nir Klein
Chief Executive Officer